UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

18 June 2010

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Moody’s Global Credit Research

The following is an extract from Global Credit Research issued by Moody’s Investors Service on 18 June 2010:

“Moody's Investors Service has today downgraded the senior unsecured ratings of BP p.l.c. (BP) and of all long-term debt securities issued by its subsidiaries and guaranteed by BP by three notches to A2 from Aa2. At the same time, Moody's has also downgraded the senior unsecured Issuer Rating of BP Finance plc by three notches to A3 from Aa3 and the senior unsecured Issuer Rating of BP Corporation North America Inc. (BPCNA) by four notches to Baa1 from Aa3. All these ratings remain under review for further possible downgrade. Additionally, Moody's has also placed on review for possible downgrade the Prime-1 short-term rating for BP and subsidiary debt obligations that are guaranteed by BP.

The downgrade of BP's long-term ratings reflects the worsening impact expected from the oil pouring into the Gulf of Mexico from BP's subsea Macondo well. Moody's updated assessment is that the spill will have a sustained negative impact on the group's free cash flow generation and overall financial profile for a number of years. This assessment reflects a substantial upward revision of the estimated size of the leak, the continued failure to bring the leaking Macondo well under control, and the mounting costs and claims for damages. Moody's believes that costs for containment, clean-up, litigation and fines are likely to be higher than the rating agency had previously expected in view of the widespread and continuing physical and economic damage.

Moody's views the agreement reached between BP and the US government for the creation of a USD20 billion fund by BP to satisfy legitimate claims to be assessed by independent third parties as a mildly positive development. Establishing a clear funding mechanism to make payments to injured parties may moderate pressure for the government to pursue more punitive actions. Moody's views the staggered contributions to be made by BP into the fund over the next three and a half years as manageable from a liquidity perspective, considering the strong cash flow generated from its global operations and the various measures BP has announced to conserve cash. These measures include the suspension of dividends, significant cuts in capital spending and an increase in planned divestments to approximately USD10 billion over the next 12 months.

Moody's cautions that the agreement over the USD20 billion claims fund does not in any way cap BP's potential liabilities. Indeed, the rating agency believes that uncertainty over the ultimate cost for massive litigation claims and other contingent liabilities will be an overhang on BP's creditworthiness that will persist for years to come.

The four-notch downgrade of the BPCNA's Issuer Rating, which is a measure of its stand-alone credit strength (as distinct from the BP p.l.c. guaranteed debt ratings) to Baa1 from Aa3, considers that the subsidiaries of BPCNA hold the group's Gulf of Mexico assets.

All ratings remain on review for possible further downgrade. Moody's review will focus on: (1) BP's efforts to cap the well and bring a halt to the escalation in environmental and economic damage after which it will be possible to make a more complete assessment of costs; (2) developments with regard to the investigation and judicial process currently underway and the insights these provide on the group's litigation exposure; (3) details of the security arrangements to be put in place to back-stop BP's USD20 billion commitment; (4) legal structure considerations, including an updated assessment of assets and liabilities of US subsidiaries; and (5) the allocation of liability for the accident and the potential for the sharing of compensation claims by BP's partners in the Macondo well.

In addition, while recognising that BP is the largest operator and producer in the Gulf of Mexico, Moody's will also seek to ascertain how the spill may affect (1) BP's long-term business prospects in the US, particularly in the Gulf of Mexico; (2) future drilling and producing costs in the US and other deepwater provinces around the world; and (3) how these factors will affect BP's business profile and future financial performance.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 18 June 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary